UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Community Financial Corp./IL.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    20364V109
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
(Name, address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                January 10, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO. 20364V109

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES                4,963 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY              4,370 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING             4,963 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                      4,370 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,333 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.44%

14 TYPE OF REPORTING PERSON*
         PN, BD, IA




                                  SCHEDULE 13D
CUSIP NO. 20364V109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               78,867 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            78,867 Shares of Common stock
PERSON WITH       10 SHARED DISPOSITIVE POWER
                          -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            78,867 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.67%

14 TYPE OF REPORTING PERSON*
         PN, BD


Item 1.  Security and Issuer.

This statement refers to the Common Stock of Community Financial Corp./IL., 240 East Chestnut Street, Olney, IL. 62450-2295.

Item 2.  Identity and Background.

                        No change.

Item 3.   Source and Amount of Funds or Other Compensation.

                  No change.

Item 4.   Purpose of Transaction.

                  No change.

Item 5.  Interest in Securities of the Issuer.

          (a) The persons reporting hereby owned the following shares of Stock as of January 22, 2002.

                               Shares of Common Stock

Loeb Arbitrage Fund                  78,867
Loeb Partners Corporation*            9,333
                                     88,200

The total shares of Common Stock constitute 4.11% the 2,147,000 outstanding shares of Common Stock as reported by the issuer.
_________________________
* Including 4,370 shares of Common Stock sold for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

(b)  See paragraph (a) above.

(c) The following sales of Common Stock have been made in the last sixty (60) days by the following:

                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.*          12-04-01        175             $15.03
                                              300              14.98
                            01-08-02
                              01-09-02        225              15.00
                              01-10-02        280              14.99
                              01-10-02        270              15.00
                              01-11-02        225              14.98
                              01-14-02        225              15.00
                              01-15-02        225              15.01
                              01-16-02        325              15.00
                              01-17-02        305              15.00
                              01-17-02        345              15.00
                              01-22-02        500              15.01

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           12-04-01       1325             $15.03
                              01-08-02       2700              14.98
                              01-09-02       1775              15.00
                              01-10-02       2675              14.98
                              01-10-02       1775              15.00
                              01-11-02       1775              14.98
                              01-14-02       1775              15.00
                              01-15-02       1775              15.01
                              01-16-02       2675              15.00
                              01-17-02       1775              15.00
                              01-17-02       3575              15.00
                              01-22-02       3500              15.01
____________________
*Including 1,555 shares of Common Stock sold for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)      Not applicable.

(e).     Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2002                     Loeb Partners Corporation


                                 By: /s/ Arthur E. Lee
                                         Executive Vice President


January 25, 2002                         Loeb Arbitrage Fund


                                     By: Loeb Arbitrage Management, Inc.
                                     By: /s/ Arthur E. Lee
                                         President